Exhibit 99.1

TARENA ANNOUNCES RECEIPT OF NASDAQ'S GRANT OF EXTENSION

BEIJING, December 18, 2019 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), today announced that the Company has received a letter from the Nasdaq Hearings Panel (the “Panel”) indicating that the Panel had granted the Company until the Company’s requested date of April 24, 2020 to regain compliance with its reporting obligations, and requesting that the Company provide the Panel with updates regarding, among other things, the completion of the Company’s audit and filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, by no later than April 24, 2020.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainty surrounding management’s ongoing evaluation of any potential restatements to any of the Company’s previously filed financial statements, the types of errors and adjustments that may be required in any such restatement, the extent of any material weaknesses or significant deficiencies in the Company’s internal and disclosure controls, how promptly and thoroughly the recommendations of the audit committee can be implemented, potential legal or regulatory action related to the matters under investigation, and adverse decisions by the SEC or Nasdaq. In addition, the Company faces other risks and uncertainties that could affect its ability to complete the restatement of its financial statements, to file its periodic reports, and to regain compliance with the Nasdaq listing requirements. Further information regarding these and other risks, uncertainties or factors is included in Tarena's filings with the Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn